Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

            Attention Business Editors:
            Jaguar Mining Q2 2010 Earnings Release Details - NOTICE OF CONFERENCE
            CALL: Tuesday, August 10 (at) 10:00 a.m. EDT

            JAG - TSX/NYSE

            CONCORD, NH, July 12 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE) will release its Q2 2010 financial and operating results after the market close on August 9, 2010. The Company will hold a conference call the following morning, August 10 at 10:00 a.m. EDT, to discuss the results.

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                           From North America:         800-218-5691
                           International:              213-416-2192

                           Replay:
                           From North America:         800-675-9924
                           International:              213-416-2185
                           Replay ID:                  81010
                           Webcast:                    www.jaguarmining.com
            >>

            Presentation at Jefferies Conference

            Jaguar will be presenting at Jefferies 6th Annual Global Industrial and
A&D Conference to be held at the Mandarin Oriental Hotel in New York City on
Tuesday, August 10 at 1:15 p.m. EDT. The presentation will not be webcast.
However, a new Corporate Presentation will be made available on Jaguar's website that day and presented by management at the Jefferies conference.

            About Jaguar

            Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and has plans to develop the Gurupi Project in northern Brazil in the state of
Maranho. Jaguar is actively exploring and developing additional mineral resources at its approximate 575,000-acre land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

            %CIK: 0001333849

            /For further information: Investors and analysts: Bob Zwerneman, Vice
President, Corporate Development and Director of Investor Relations,
603-224-4800, bobz(at)jaguarmining.com; Media inquiries: Valeria Rezende DioDato,
Director of Communication, 603-224-4800, valeria(at)jaguarmining.com/
            (JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 13:42e 12-JUL-10